UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

CapitalSource Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

14055X 10 2

(CUSIP Number)

Timothy M. Hurd Madison Dearborn Partners, LLC Three First National Plaza Chicago, Illinois 60602 (312) 895-1000	James S. Rowe Robert M. Hayward Kirkland & Ellis LLP 200 E. Randolph Drive Chicago, Illinois 60601 (312) 861-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14055X 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 19,772,816 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,772,816 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,772,816 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.8%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Capital Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 19,334,620 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,334,620 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,334,620 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.5%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Special Equity III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 429,311 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 429,311 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 429,311 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) *

14.	Type of Reporting Person (See Instructions) PN

* Less than 1% of the outstanding shares of the class represented by the amount in row (11).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Special Advisors Fund I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,885 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,885 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,885 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) *

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

* Less than 1% of the outstanding shares of the class represented by the amount in row (11).

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on August 18, 2003, and as amended by Amendment No. 1 to Schedule 13D filed with the Commission on January 28, 2004, Amendment No. 2 to Schedule 13D filed with the Commission on February 11, 2004, Amendment No. 3 to Schedule 13D filed with the Commission on October 12, 2005 and Amendment No. 4 to Schedule 13D filed with the Commission on October 26, 2005 (as amended to the date hereof, the “Statement”) by the persons named therein is hereby amended and supplemented by this Amendment No. 5 to Schedule 13D (the “Amendment”).  Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement.

Item 2.	Identity and Background
Paragraph 1 of Item 2 of the Statement is hereby deleted and replaced as follows:

This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Madison Dearborn Capital Partners III, L.P., a Delaware limited partnership (“MDCP”), by virtue of its deemed beneficial ownership of 19,334,620 shares of Common Stock,
Madison Dearborn Special Equity III, L.P., a Delaware limited partnership (“MDSE”), by virtue of its deemed beneficial ownership of 429,311 shares of Common Stock,
Special Advisors Fund I, LLC, a Delaware limited liability company (“SAF”), by virtue of its deemed beneficial ownership of 8,885 shares of Common Stock,
Madison Dearborn Partners III, L.P., a Delaware limited partnership (“MDP III”), by virtue of being the sole general partner of MDCP and MDSE and the sole manager of SAF, and
Madison Dearborn Partners, LLC, a Delaware limited liability company (“MDP”), by virtue of being the sole general partner of MDP III.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Statement is hereby amended by adding the following paragraph as the sixth paragraph of Item 3:

As disclosed in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 9, 2006 for the fiscal year ended December 31, 2005 (the “2005 Form 10-K”), on January 25, 2006, the Issuer paid a special dividend (the “Special Dividend”) of $2.50 per share of Common Stock, $350.9 million in the aggregate, to holders of record of Common Stock as of November 23, 2005.  The Issuer paid $70.2 million of the Special Dividend in cash and $280.7 million in stock, resulting in the issuance of an additional 12.3 million shares of Common Stock.  In connection with the Special Dividend, MDCP received an additional 1,906,766 shares of Common Stock, MDSE received an additional 42,377 shares of Common Stock and SAF received an additional 876 shares of Common Stock.  No consideration was paid with respect to the receipt of such shares.

Item 5.	Interest in Securities of the Issuer
Paragraphs 1 and 2 of Item 5 of the Statement are hereby deleted and replaced as follows:
As of the date hereof:

MDCP may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 19,334,620 shares of Common Stock, or approximately 12.5% of the Common Stock outstanding, and also may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of such shares;

MDSE may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 429,311 shares of Common Stock, or less than 1% of the Common Stock outstanding, and also may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of such shares;

SAF may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 8,885 shares of Common Stock, or less than 1% of the Common Stock outstanding, and also may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of such shares; and

MDP III, by virtue of being the general partner of MDCP and MDSE and the manager of SAF, may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of the 19,722,816 shares of Common Stock collectively held by MDCP, MDSE and SAF, or approximately 12.8% of the Common Stock outstanding, and also may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of such shares. John A. Canning, Paul J. Finnegan and Samuel M. Mencoff are the sole members of a limited partner committee of MDP III that has the power, acting by majority vote, to vote or dispose of the shares held directly by MDCP, MDSE and SAF.  Messrs. Canning, Finnegan and Mencoff and MDP III each hereby disclaims any beneficial ownership of any shares directly held by MDCP, MDSE and SAF.

All of the percentages calculated in this Statement are based upon an aggregate of 154,251,810 shares of Common Stock outstanding as of March 1, 2006, as disclosed in the 2005 Form 10-K. If the percentages calculated in this Statement were based upon the 178,685,743 shares of Common Stock outstanding as of November 1, 2006, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 8, 2006 for the fiscal quarter ended September 30, 2006, the percentage of outstanding Common Stock of which MDCP, MDSE, SAF and MDP III may be deemed to be the beneficial owner would change to 10.8% for MDCP, 11.0% for MDP III and would remain at less than 1% for each of MDSE and SAP.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2007	MADISON DEARBORN PARTNERS, LLC

	By:	/s/ Mark B. Tresnowski
Name: Mark B. Tresnowski
Its: Managing Director

Date: February 15, 2007	MADISON DEARBORN PARTNERS III, L.P.

By: Madison Dearborn Partners, LLC
Its: General Partner

	By:	/s/ Mark B. Tresnowski
Name: Mark B. Tresnowski
Its: Managing Director

Date: February 15, 2007	MADISON DEARBORN CAPITAL PARTNERS III, L.P.

By: Madison Dearborn Partners III, L.P.
Its: General Partner

By: Madison Dearborn Partners, LLC
Its: General Partner

	By:	/s/ Mark B. Tresnowski
Name: Mark B. Tresnowski
Its: Managing Director

Date: February 15, 2007	MADISON DEARBORN SPECIAL EQUITY III, L.P.

By: Madison Dearborn Partners III, L.P.
Its: General Partner

By: Madison Dearborn Partners, LLC
Its: General Partner

	By:	/s/ Mark B. Tresnowski
Name: Mark B. Tresnowski
Its: Managing Director

Date: February 15, 2007	SPECIAL ADVISORS FUND I, LLC

By: Madison Dearborn Partners III, L.P.
Its: Manager

By: Madison Dearborn Partners, LLC
Its: General Partner

	By:	/s/ Mark B. Tresnowski
Name: Mark B. Tresnowski
Its: Managing Director